CE FRANKLIN LTD. Annual Meeting of Shareholders held April 24, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote at the annual meeting of shareholders of CE Franklin Ltd.:

		Matter Voted Upon	Outcome of Vote
1	.	Election of directors	Carried

Michael S. West
David A. Dyck
Michael J.C. Hogan
John J. Kennedy
Robert McClinton
Donald McKenzie
Victor Stobbe

2	.	Appointment of PriceWaterhouseCoopers LLP,	Carried
Chartered Accountants, as auditors